                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ---------------------

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       Bedford Property Investors, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   076446301
           --------------------------------------------------------
                                 (CUSIP Number)

                              James J. Finnegan, Esq.
                              World Trade Center East
                                 Two Seaport Lane
                           Boston, Massachusetts 02110-2021
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  August 1, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                        (Continued on following pages)

                              (Page 1 of 11 Pages)

CUSIP No. 076446301                   13D                 Page 2 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     AEW PARTNERS, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        110,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        NONE
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        110,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        NONE
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     110,000 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------

CUSIP No. 076446301                   13D                 Page 3 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     AEW/L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        110,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        NONE
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        110,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        NONE
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     110,000 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------

CUSIP No. 076446301                   13D                 Page 4 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     AEW, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     MASSACHUSETTS
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        110,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        NONE
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        110,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        NONE
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     110,000 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------

CUSIP No. 076446301                   13D                 Page 5 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     EASTRICH NO. 165 CORPORATION
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        110,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        NONE
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        110,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        NONE
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     110,000 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------

CUSIP No. 076446301                   13D                 Page 6 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     BED PREFERRED NO. 2 LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        110,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        NONE
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        110,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        NONE
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     110,000 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------

CUSIP No. 076446301                   13D                 Page 7 of 11 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     BED PREFERRED NO. 1 LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        110,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                        NONE
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        110,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        NONE
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     110,000 SHARES OF COMMON STOCK
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 076446301                                           PAGE 8 OF 11 PAGES
--------------------------------------------------------------------------------

         This Amendment No. 5 to Schedule 13D (this "Amendment") filed pursuant to Section 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), should be read in conjunction with the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on August 11, 1999 via EDGAR, as the same has been amended. This Amendment amends the Schedule 13D only with respect to Item 5 as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Persons own an aggregate of 110,000 shares of the Issuer's Common Stock representing, approximately 0.6% of the 18,640,826 shares of the Issuer's Common Stock believed to be outstanding. These shares include (i) 45,000 shares held directly by AEW Partners, L.P. upon the exercise of options that were originally held by the Estate of Thomas G. Eastman and (ii) 65,000 shares that may be purchased by Thomas H. Nolan, Jr. upon the exercise of options (the shares that may be purchased pursuant to options held by Messrs. Eastman and Nolan are hereinafter referred to as the "Director Option Shares").

         Messrs. Eastman and Nolan were initially designated by Bed Preferred No. 1 to serve on the Board of Directors of the Issuer as the "Series A Directors" (see discussion in Item 6 below). Although Mr. Nolan continues to sit on the Board, he is not considered to be a designee of Bed Preferred No. 1 since the contractual rights of Bed Preferred No. 1 to designate any Board members terminated when the Series A Preferred Stock was converted into the Issuer's Common Stock. Each of Mr. Nolan and Mr. Eastman (who has since passed away) assigned to AEW Partners, L.P. all of his rights to purchase the Director Option Shares. Such assignments are discussed further in Item 6.

         To the best knowledge of the Reporting Persons, as of the date hereof, none of the Reporting Persons, nor any officer or director of Eastrich No. 165 Corporation or AEW Inc. beneficially own any other shares of Common Stock of the Issuer.

         (b) The Reporting Persons have the sole power to direct the voting and disposition of the 110,000 shares of the Issuer's Common Stock held by the Reporting Persons.

--------------------------------------------------------------------------------
CUSIP NO. 076446301                                           PAGE 9 OF 11 PAGES
--------------------------------------------------------------------------------

         (c) Other than as set forth below, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any officer or director of Eastrich No. 165 Corporation or AEW Inc. has effected any transactions in the Common Stock during the past 60 days:

                  On each of the dates listed below, the Reporting Persons sold the number of shares of the Issuer's Common Stock in an open market transaction at the price indicated. None of the shares sold were Director Option Shares.

        DATE                NUMBER OF SHARES               PRICE PER SHARE

       8/01/00                     53,500                      $19.32
       8/02/00                     20,900                      $19.41
       8/03/00                      1,100                      $19.25
       8/14/00                     55,300                      $19.50
       8/15/00                     40,000                      $19.51
       8/16/00                     13,000                      $19.50
       9/06/00                      1,200                      $19.38
       9/07/00                      6,500                      $19.38
       9/08/00                     58,000                      $19.38
       9/11/00                    100,000                      $19.50
       9/11/00                      5,100                      $19.75
       9/11/00                    960,767                      $19.50

                  On each of the dates listed below, pursuant to the assignment of the Director Option Shares, AEW Partners, L.P, by direction to the Estate of Thomas G. Eastman, exercised its right to purchase the following Director Option
Shares:

        DATE                NUMBER OF SHARES               PRICE PER SHARE

       9/26/00                     10,000                      $18.82
       9/26/00                     10,000                      $14.22
       9/26/00                     58,000                      $11.85


         (d) Not applicable.

         (e) Not applicable.

--------------------------------------------------------------------------------
CUSIP NO. 076446301                                          PAGE 10 OF 11 PAGES
--------------------------------------------------------------------------------

                                    SIGNATURE

         After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2000

                           AEW PARTNERS, L.P.

                           By:        AEW/L.P.,
                                      its general partner

                                      By:   AEW, INC.,
                                            its general partner

                                            By:      /s/ James J. Finnegan
                                                --------------------------------

                           AEW/L.P.

                           By:        AEW, INC.,
                                      its general partner

                                    By:     /s/ James J. Finnegan
                                        --------------------------------

                           AEW, INC.

                           By:        /s/ James J. Finnegan
                                 ------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 076446301                                          PAGE 11 OF 11 PAGES
--------------------------------------------------------------------------------

(SIGNATURES CONTINUED)

                           BED PREFERRED NO. 1 LIMITED PARTNERSHIP

                           By: BED PREFERRED NO. 2 LIMITED PARTNERSHIP, its general partner

                                      By:   EASTRICH NO. 165 CORPORATION,
                                            its general partner

                                            By:      /s/ James J. Finnegan
                                                --------------------------------

                           BED PREFERRED NO. 2 LIMITED PARTNERSHIP

                           By:        EASTRICH NO. 165 CORPORATION,
                                      its general partner

                                    By:     /s/ James J. Finnegan
                                        ---------------------------------

                           EASTRICH NO. 165 CORPORATION

                           By:        /s/ James J. Finnegan
                               -----------------------------------